August 7, 2020

U.S. Securities and Exchange Commission				Via
EDGAR
Division of Corporation Finance
Washington, D.C. 20549
Attn: Daniel F. Duchovny




Re:
CytRx Corporation
Preliminary Proxy Statement
Filed July 2, 2020, amended July 6, 2020, July
27, 2020, & August 6, 2020, by Jerald A. Hammann
File No. 000-15327

Ladies and Gentlemen:

Set forth below are the responses of Jerald Hammann ("I", "me", "my", and "Hammann") to the comments regarding the above-referenced filing contained in the letter from the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the
"Commission") dated July 31, 2020. For your convenience, the comments of the Staff are reproduced in bold font below and are followed in each case by my response.

Revised Preliminary Proxy Statement

Background of the Solicitation, page 3



1.
We note the last bullet point on page 4. Please provide supplemental support for the suggestion that the decision by the company to postpone its annual meeting was related to your request that it do so. We note similar disclosure on page 11.

Response: I informed the Company's representatives that I would be filing an emergency motion with the Delaware Court of Chancery to postpone the Annual Meeting if the annual meeting were not re-scheduled and I indicated that June 11, 2020, was the target date for filing this emergency motion.
The Company's representatives informed me on the evening of June 10, 2020, that the annual meeting would be postponed.

Reasons for the Solicitation, page 5

2.
You must avoid issuing statements that
directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

*
Your statement that the company engaged in "spring-loading" its stock option awards in 2013 and 2019. Your disclosure provides as support your own conjectures and those of other third parties, whether plaintiffs or media members.

Response: I believe I have satisfied both the "factual foundation" and "reasonableness" requirements of Rule 14a-
9.

I have endeavored to be objective in the disclosures contained in the Proxy Statement. Within a financial context, Lexico.com defines "spring-loading" as "the granting of a stock option prior to the release of a positive news story about the company whose stock is being sold, so that the value of the option increases immediately after issue."Investopedia.com has a slightly different definition: "Spring loading is an option-granting practice in which options are granted to employees at a time that precedes a positive news event." As evident, there is some imprecision in these two definitions regarding intent.

In my Preliminary Proxy Statement, I have separated the definition from any intent. I wrote: "Spring-loading occurs when a board issues stock option awards immediately in advance of material public information that will result in significant price increases. In this manner, insiders are able to take advantage of non-public information to the detriment of a Company's Shareholders." The definition I forwarded describes conduct, and an outcome of the conduct, without any specific reference to intent.

In my Preliminary Proxy Statement, I disclose the factual foundation for my claim of "spring-loading," In relation to 2013, I wrote: "The Board issued to itself and the Company's executives 50%-85% larger options awards than the prior year and then announce[d] at the close of market that same day the positive results of the Phase 2b clinical trial for aldoxorubicin." I would add that the Delaware
Court of Chancery has referred to these options as "spring-loaded options." See e.g., In re CytRx Corp. S'holder
Deriv. Litig. II, C.A. No. 11800-VCMR February 22, 2017.
In relation to 2019, I wrote: "Bringing your focus back to the '15-Day Post' column of the above table, there was a 208% increase in the 15 days subsequent to the most-recent
12/13/19 option issue date. Here again, the Company engaged in stock option spring-loading. But this time, the Board didn't settle for options awards 50%-85% larger than the prior year. Instead, on a split-adjusted basis, these options awards are at least two times larger than all of the other options previously-awarded combined." I also wrote: "Moving now to the 208% increase in the 15 days subsequent to the most-recent 12/13/19 option issue date, there is evidence suggesting that the spring-loading of these options was intentionally choreographed by the Company's management. These gains are driven at least in part by the Company's dissemination of news to the public.
In reviewing the News Releases disclosed on the Company's website, focusing on the 'CytRx Corporation Highlights . .
.. ' news releases, there are a substantial number of these articles through July 30, 2019, none between July 30, 2019, and the date of the 2019 Stock Options grant, and the stream of such releases picks up strong again starting on December 19, 2019, four days after the options grant date.
Two items were disclosed in the December 19, 2019, 'Highlights' press release. The first event highlighted, relating to Orphazyme A/S, a non-U.S. company, was disclosed on that Company's website on November 19, 2019.
The second event highlighted, relating to ImmunityBio, Inc., a private company, occurred on December 13, 2019, as disclosed on that Company's website. ImmunityBio, Inc.'s website also discloses at least one other material event occurring between July 30, 2019, and the date of the stock options grants that was not disclosed by the Company.
December 15 represents a fixed date for any award of stock options pursuant to a 2015 settlement agreement entered into by the Company relating in part to the alleged fraudulent stock promotion activities described above surrounding the 2013 spring-loaded options. The settlement agreement provides for one or more pre-set dates established by the Compensation Committee prior to the fiscal year in which the options are to be granted.
Therefore, the Company could not simply change the grant date it awarded stock options. Moreover, had the Company disclosed these events when they occurred rather than after the issuance of the 5,400,000 stock options representing approximately 16% of the total shares outstanding in the Company, there is a significant possibility that the exercise price of these options would be considerably higher. One may infer that the 208% 15-day increase was in large part the market catching up with all of the positive developments the Company did not report during the prior five months until after the grant of the stock options. In this aspect, the 2020 spring-loading of stock options bears similarities to the 2013 spring-loading."

As I previously mentioned, there is some imprecision in the definition of "spring-loading" in regard to intent. I provided a definition that separated the definition from the intent. I provided a substantial factual foundation for the events which fit the definition of the term. I also provided a substantial factual foundation surrounding the outcome of the each of these events. As it relates to the 2013 events, I never mention or even allude to an intent.
As it relates to the 2019 events, I state: "there is evidence suggesting that the spring-loading of these options was intentionally choreographed by the Company's management." I then go on for a long paragraph detailing the suggestive evidence.

Therefore, I believe I have satisfied both the "factual foundation" and "reasonableness" requirements of Rule 14a-
9.


*
Your statement that the conduct described in the second paragraph of page 6 resulted in "breaches of law and fiduciary duty."

Response: As described in In re CytRx Corp. S'holder Deriv.
Litig. II, C.A. No. 11800-VCMR February 22, 2017 at 3, there were (ultimately) three different settlement agreements relating to the Company's 2013 conduct:

"Vice Chancellor Laster approved a final settlement of the spring-loaded options claims in this Court on November 10, 2015 (the "First
Delaware Action"). That settlement excluded claims related to the Dream Team allegations. The
United States District Court for the Central
District of California approved a final
settlement of the federal securities law claims on May 18, 2016 (the "Federal Securities
Action"). The Caremark claims related to the Dream Team allegations remain unresolved and are the focus of this case."

As evident, these three settlement agreements resolved claims pursuant to the various breaches of law and fiduciary duties alleged in the various complaints supporting these actions. The factual foundations for each of these claims is disclosed in the respective complaints.
Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.


*
Your statement in the first paragraph of page
7 that "the spring-loading of these options was intentionally choreographed by the
Company's management."

Response: My full statement was: "Moving now to the 208% increase in the 15 days subsequent to the most-recent
12/13/19 option issue date, there is evidence suggesting that the spring-loading of these options was intentionally choreographed by the Company's management." I then went on
- over the next 357 words - to detail the "evidence suggesting" the intentional choreographing. Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.

*
Your suggestion in the fourth paragraph of page 7 that the company "delayed providing material information to shareholders in advance of the prospective option issue date" and that such delay was done with the purpose of affecting the market stock price prior to the grant of options to insiders."

Response: My full statement was: "To summarize the two
'Percent Change' columns of the above table, in the last seven years, there are two instances where the Company delayed providing material information to shareholders in advance of the prospective option issue date . . ." As to the first of these two instances, occurring in 2013, I refer you to the In re CytRx Corp. S'holder Deriv. Litig.
II, C.A. No. 11800-VCMR February 22, 2017 at 3 reference to the First Delaware Action wherein the spring-loaded options claims were settled. As to the second of these two instances, this sentence summarizes facts I presented earlier, specifically the 357 words detailing the "evidence suggesting" the intentional choreographing. Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.


*
Your statement in the fourth paragraph of page
8 that suggests Mr. Kriegsman has ceased fulfilling his fiduciary duties and has instead focused on his personal wealth."

Response: My full statement was: "From my vantage point as a shareholder, it is my belief that Mr. Kriegsman has grown to view the Shareholders of the Company as simply a necessary obstacle to be overcome in achieving his personal wealth goals." When the Company had three proposals in its Definitive Proxy Statement instead of two in its current
Preliminary Proxy Statement, this statement was substantially closer to the section entitled Background of the Solicitation. Within this section, I outlined the results of shareholder voting at the 2017 Annual Meeting and the Board's subsequent disregard for these voting outcomes. Many of these voting outcomes related to Mr.
Kreigsman and his compensation. In describing the Employment Agreement and the Employment Agreement
Amendment, I accentuate how beneficial the terms of the Amendment are to Mr. Kriegsman and how detrimental they are to the Company's Shareholders. Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.


*
Your statement in the same paragraph that you believe "...Mr. Kriegsman routinely disregards both the actual and expressed interests of the Shareholders."

Response: This statement is also the lead statement contained in my Background of the Solicitation, wherein I provide a point-by-point summary of a selection of facts supporting this opinion. Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.


*
Your statement in the sixth paragraph of page
8 that suggests Dr. Ignarro and other board members have also ceased fulfilling their fiduciary duties and have instead focused on enabling Mr. Kriegsman's personal wealth."

Response: This statement is also the lead statement to the subsequent seven paragraphs and the included table within these seven paragraphs. Based on this factual foundation, I go on to conclude that the possibility of self-dealing may be present in the conduct of Dr. Ignarro and his fellow board members. Self-dealing would entail an abdication of the duty of loyalty to shareholders. Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.

*
Your allegation in the fifth paragraph of page
9 that "it appears clear that the members of this Committee have ceased being disinterested as it relates to all matters involving Mr.
Kriegsman's compensation arrangements with the
Company" and thus are failing to fulfill their fiduciary duties.

Response: Within that paragraph are three statements
"taking together" the factual disclosures in the previous seven paragraphs and the included table within these seven paragraphs. The first statement is the "highly-suggested" self-dealing. The second statement is the "suggested" placement of personal gain over the Corporation's future prospects. The third statement is the "at a minimum" statement described above. Like the prior two statements, this statement is supported by the facts contained within the same seven paragraphs and same included table.
Therefore, I believe that both the "factual foundation" and "reasonableness" requirements of Rule 14a-9 have been satisfied.


3.
Please provide supplemental support for your statement that the company "hired stock promoters to write articles praising the Company..."


Response: I refer you to In re CytRx Corp. S'holder Deriv.
Litig. II, C.A. No. 11800-VCMR February 22, 2017. I also refer you to Pearson, Richard. (March 13, 2014). Behind The
Scenes With Dream Team, CytRx And Galena. SeekingAlpha.
(available at https://moxreports.com/1722/). Mr. Pearson was the investigator who first uncovered and revealed the illegal stock promotion scheme. These two sources satisfy the "factual foundation" and "reasonableness" requirements of Rule 14a-9.




4.
Refer to the last sentence in the fourth paragraph of page 6. Please provide supplemental support for the statement that the company's actions described therein were related to the changes in market price of the company's stock.


Response: The fourth paragraph of page 6 contains no such statement. I believe you are referring to the fourth paragraph of page 7. which states: "To summarize the two
'Percent Change' columns of the above table, in the last seven years, there are two instances where the Company delayed providing material information to shareholders in advance of the prospective option issue date and six consecutive instances where a person or persons appears to have sold relatively large numbers of shares in the Company's thinly-traded stock in advance of prospective option issue dates, and that the result of these large share sales was to depress the Company's stock price as of the potential date of option grant."

A closer reading, however, shows a compound sentence describing two separate types of conduct: (a) two instances of delay, attributable to the Company; and, (b) six consecutive instances of high-volume selling in a thinly-traded stock, attributable to a person or persons. The reference you make to the "company's actions" is actual made not to the company, but instead to the actions of a person or persons who may or may not be associated with the company. I will nonetheless split this compound sentence to eliminate any possible confusion.


5.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following:

*
Your statement that the conduct described in the fourth paragraph of page 6 resulted in "investor trust in the corporation was also impaired."

Response: Before beginning my specific response, I note that the paragraphs to which you refer herein are in specific response to an assessment of 'reputation' made by the Board of the Company of its own candidates. I appreciate the SEC's requirement for a reasonable factual basis. Indeed I would find it most helpful as an investor of the Company if the Company itself were required to disclose a reasonable factual basis for its reputational assessments of its nominees. As demonstrated by the analysis included in my preliminary proxy statement, however, evaluating whether a 'reasonable factual basis' exists can sometimes be challenging. I have gone through an extensive effort to do exactly that in relation to the Company's statement of opinion or belief regarding its own candidates. I am not sure whether I would expect the SEC to engage in this same extensive effort and am somewhat confused about how this regulation is effectively enforced.
By way of example, if the Company's Board cannot substantiate its opinions regarding the 'reputation' of its own candidates, how are these circumstances resolved? I will continue to give this topic additional thought.

Moving now to my specific response, I believe this first statement is both self-evident and based on information disclosed in the preliminary proxy statement. The conduct described resulted in three separate legal settlements.
There was also a contemporaneously-published article disclosed in the proxy statement expressly describing why the conduct described impaired investor confidence. I also refer you to https://stocktwits.com/symbol/CYTR, where some of the Company's largest shareholders regularly describe their lack of trust in the Company, its CEO, and its Board of Directors. I know these are some of the Company's largest shareholders because many of them have individually disclosed to me their shareholdings. When shareholders feel compelled to sue the company to enforce their rights as shareholders, investor trust inevitably suffers.

*
Your statement on page 10 that "[a]t least as early as the 2013 stock promotion scandal, the Company has labored under a cloud of mistrust by the investment community."

Response: I believe this statement is both self-evident and based on information disclosed in the preliminary proxy statement. I refer you to my Response provided immediately above.

Per your request, I have also reviewed the proxy statement generally to make sure I have complied with the first sentence of the comment.


6.
Refer to the last sentence in the fifth
paragraph of page 6. Please provide
supplemental support for the statement that "...a lack of investor trust in management and the Board is perpetually weighing down the Company's prospects and has increased its costs of capital."


Response: The full sentence states: "Those among us who are long-term shareholders are keenly aware of how a lack of investor trust in management and the Board is perpetually weighing down the Company's prospects and has increased its costs of capital." The preface to this sentence, what
"those among us who are long-term shareholders are keenly aware of", suggests that the statement is presented as fact. I submit that "a lack of investor trust in management and the Board is perpetually weighing down the Company's prospects" is a fact. See e.g., https://stocktwits.com/symbol/CYTR. I also submit that it is self-evident that a lack of investor trust naturally increases the cost of capital for a company who needs to acquire new capital, which the Company has. Therefore, it
"has increased its costs of capital". However, I acknowledge that reputational facts differ from many other types of facts. Therefore, in an abundance of caution, I will add the "in my opinion" preface to these facts.

7.
Refer to the eighth paragraph of page 6.
Please provide supplemental support for the statement that the board decision to (apparently) award options relating to all remaining authorized shares of common stock was "...not the result of thoughtful consideration of the balancing of interests between inside and outside shareholders nor of the award size necessary to incentivize performance, but was instead simply every option that was available be awarded."


Response: I will add the "in my opinion" preface to the negative facts. The statement declares what the decision of the Board was not and what it instead was. The positive facts (i.e., what is was) are clearly described in the proxy statement. The negative facts (i.e., what it was not) are rationale inferences from all of the disclosed facts. I specifically refer you to the sixth paragraph of page 6 wherein the sheer enormity of the stock option awards are placed in historical context with the Company's previous awards. Moreover, I contend that, in this instance, the positive and negative facts are mutually exclusive. In these particular circumstances, a Company cannot award every option that is available to be awarded and then plausibly claim that thoughtful consideration went into determining the amounts of the awards. Nonetheless, in an abundance of caution, I will add the "in my opinion" preface to these negative facts.


8.
Refer to the fifth paragraph of page 7. Your disclosure does not allege any actions by the company's officers or directors but is included in a context in which you allege other improper actions by company officers and directors. Thus, please tell us what consideration you have given to making an explicit statement clarifying that you do not know that company officers and directors participated in the selling of large amounts of stock, as described.
Response: I will make an explicit statement. However, I think "participated" may not be the appropriate word to disclaim. Given other allegations I have heard from other investors, there are too many scenarios not involving direct "participation" that nonetheless still achieve the same beneficial result for the company's officers and directors. I will change the suggested word "participated" to "were involved or were even aware." And therefore, to answer your direct question, one of the reasons there was no explicit statement was that crafting an appropriate explicit statement is both much harder than you suggest and actually may invite more speculation regarding additional undisclosed commonly-alleged improper conduct than if no explicit statement were made at all.


9.
Refer to the third paragraph of page 9. Please explain what you mean when you state that the company "pre-approved" a charter amendment.
Are you referring to a requirement of state law that a board approve an action that also requires shareholder approval? If so, please clarify.


Response: Yes. Done. I have borrowed the language directly from the first paragraph of page 20 of the Company's first
Definitive Proxy Statement dated June 12, 2020.


10.
Please tell us why you include disclosure on page 11 with respect to a proposal that the company has determined not to act upon at the annual meeting.


Response: This was an inartful transition from the previous preliminary proxy statement to the present preliminary proxy statement. In the interest of maintaining full and fair disclosure, I feel it desirable for a person reading my final definitive proxy statement to be aware of how the Company's proposals for shareholder voting have changed since its first Definitive Proxy Statement, especially given that this history is entirely erased from the Company's most recent preliminary proxy statement. I will incorporate this history in other places and remove the topic heading.


**********

I thank you for your consideration of my responses. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at
(612) 290-7282.

Sincerely,



/s/ Jerald Hammann

Jerald Hammann
CytRx Shareholder
(612) 290-7282


U.S. Securities and Exchange Commission
August 7, 2020
Page 1